#2300 – 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Facsimile: 604-408-7499 Telephone: 604-638-5817

NR12-01	March 2, 2012
Dorato Announces Commencement of Exploration at
Deborah Property, Cajamarca, Peru

Management Changes and Non-Brokered Private Placement Update

Vancouver, BC – Dorato Resources Inc. ("Dorato" or the "Company") (TSX-V: DRI, OTCQX: DRIFF, Frankfurt: D05) is currently conducting the initial exploration program at the recently acquired Deborah Property (“Deborah”), in Cajamarca Region, Peru. Dorato entered into an option agreement in September 2011 to acquire a 100% interest in the property, which is nestled between several major ore deposits including Anglo American’s Michiquillay Copper-Gold Porphyry, located 6 kilometres to the southwest (631MT of 0.69% copper, 0.15 g/t gold, and 0.02% moly) and China Minmetals and Jiangxi Copper Corp’s El Galeno Copper-Gold Porphyry, located 6 kilometres to the north (661MT of 0.50% copper, 0.12 g/t gold; Figure 1). The focus at Deborah will be to discover similar bulk-mineable, gold-silver-copper mineralization, though at present it is not known if similar results will be obtained from the property.

Deborah is located only 1.5 hours east of the city of Cajamarca, with good access via paved and dirt roads. While little of the historic surface or drill hole data are available, the initial work underway is focussed on a large area not tested by drilling and with only limited surface samples. Reconnaissance mapping at 1:5000 scale over the last couple weeks has led to a good understanding of the geology and outlined widespread iron-oxide mineralization. Close-spaced soil and rock chip sampling of a core area covering 120 Ha is targeting disseminated gold and/or silver mineralization hosted by gossanous-weathering quartzite and siltstone (Figures 2 to 4). These rocks lie east and north of areas of historic drilling, where narrow breccia bodies within massive quartzite were targeted. Trenches and pits will be dug in areas of talus overburden and any bedrock will be sampled. Maps and images are available at www.doratoresources.com; see September 23, 2011 News Release for additional information.

Further, the Company wishes to advise the following management changes. Carlos Ballon, a current director of the Company, will be replacing Anton Drescher as President and CEO. Mr. Ballon is a graduate of Colorado School of Mines and a very experienced mining engineer who managed the Santander mine in Peru from 1985 to 1993. More recently, he was vice-president, South America, for Corriente Resources Ltd. and a director of Thiess South America (Australia’s largest contract miner) where he managed major engineering works in Peru. Mr. Ballon is currently manager, South America, for Cardero Resource Corp., a mineral exploration company listed on the Toronto Stock Exchange and the NYSE Amex and a director of Stonehouse Construction, a private international multi-disciplined project delivery company, headquartered in Kuala Lumpur, focusing on projects in Malaysia and Kazakhstan. Anton Drescher will remain as a director and be replacing Anna Ladd as the Company’s CFO. The Company wishes to thank Ms. Ladd for all her efforts.

Dorato Resources Inc.	2	March 2, 2012
NR12-01 Continued

The Company is continuing its efforts to complete the non-brokered financing as announced on November 17th, 2011

Dorato Resources Inc.	3	March 2, 2012
NR12-01 Continued

Dorato Resources Inc.	4	March 2, 2012
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About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Northern Peru copper-gold porphyry-epithermal belt. The Company has property rights in two geographic centres:

Cajamarca Region Project: Dorato has acquired rights on the Deborah property, which is nestled between several important copper-gold deposits, including Michiquillay and El Galeno.

Cordillera del Condor Asset: One of the most important gold-bearing districts in northern Peru since pre-Incan times. Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres, providing the Company with the largest land position in the Cordillera del Condor.

The Company focuses on opportunities in strategically important locations where prospectivity can be demonstrated by proximity to existing deposits. The Cajamarca Region is an established mining district with excellent infrastructure. The Deborah property is a foothold for Dorato into an established area with excellent exploration potential. The Cordillera del Condor project represents an exceptional land position and an emergent copper-gold district, located close to the border with Ecuador. This remote area of Peru remains underexplored despite being located within kilometres of recent significant discoveries like the Fruta del Norte epithermal Au deposit (Kinross) and the Mirador Cu-Au Porphyry District, both located just across the border in Ecuador.

Dorato Resources Inc.	5	March 2, 2012
NR12-01 Continued

Qualified Person

John Drobe, P.Geo., Dorato’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release. Mr. Drobe is not independent of the Company as he is an officer and a shareholder.

On behalf of the board of directors of
DORATO RESOURCES INC.

(signed) "Anton Drescher"
Director

For further information please contact:	Michael Pound, Manager – Investor Relations
Email: info@doratoresources.com
Phone: (604)-638-5817 / Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Company’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov.